SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934


		     	        InFocus Corporation
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    45665B106
			          (CUSIP Number)

			   Mr. Scott B. Bernstein, Esq.
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    10/12/2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    3,325,430

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    3,325,430

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    3,325,430

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     8.3%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    GDK, Inc.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     BD

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Sosnick, Aaron

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IN

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    3,546,541

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    3,546,541

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    3,546,541

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     8.9%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    3,546,541

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    3,546,541

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    3,546,541

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     8.9%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, no par value (the "Common Stock") of InFocus Corporation (the "Company"). The principal executive office of the Company is located at 27500
     SW Parkway Avenue, Wilsonville, OR 97070.

Item 2.  Identity and Background

(a)  This statement is filed by
     (i) Caxton International Limited, a British Virgin Islands corporation ("Caxton International")

     (ii) GDK, Inc., a British Virgin Islands corporation ("GDK")

     (iii) A.R.T. Advisors, LLC, a Delaware limited liability company ("A.R.T. Advisors")

     (iv) Mr. Aaron Sosnick

     (v) Caxton Associates, L.L.C., a Delaware limited liability company ("Caxton Associates")

     (vi) Mr. Bruce Kovner

     The persons listed on Schedule B annexed hereto are the directors and executive officers of Caxton International, the persons listed on Schedule C annexed hereto are the directors and executive officers of GDK, the person listed on Schedule D annexed hereto is the manager of A.R.T. Advisors, and the persons listed on Schedule E annexed hereto are the executive officers of Caxton Associates (together the "Listed Persons").

(b)
     (i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

     (ii) The address of GDK is c/o Prime Management Limited,
      Mechanics Building, 12 Church Street, Hamilton HM11,
      Bermuda.

     (iii) The address of A.R.T. Advisors is 500 Park Avenue, New York,
      NY 10022

     (iv) The business address of Mr. Sosnick is 500 Park Avenue,
      New York, NY  10022.

     (v) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.

     (vi) The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

(c)
     (i) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.

     (ii) The principal business of GDK is trading and investing.

     (iii) The principal business of A.R.T. Advisors is trading and investing.

     (iv) The principal occupation of Mr. Sosnick is Manager and majority beneficial owner of A.R.T. Advisors.

     (v) The principal business of Caxton Associates is trading and investing.

     (vi) The principal occupation of Mr. Kovner is Chairman of Caxton
      Associates.

(d) No person filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No person filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sosnick and Mr. Kovner are both United States citizens. Schedules B, C, D and E set forth the citizenship of each of the Listed Persons.


Item 3.  Source and Amount of Funds or Other Consideration

     Caxton International has expended an aggregate of $15,020,755.02 (excluding commissions, if any) to purchase 4,091,858 shares of Common Stock of the Company. Caxton International received proceeds of $3,679,462.05 (excluding commissions, if any) from sales of 766,428 shares of Common Stock. The purchase price for such acquired shares was paid out of Caxton International's working capital.

     GDK has expended an aggregate of $57,711,474.98 (excluding commissions, if any) to purchase 3,775,748 shares of Common Stock of the Company. GDK received proceeds of $67,196,960.53 (excluding commissions, if any) from sales of 3,554,637 shares of Common Stock. The purchase price for such acquired shares was paid out of GDK's working capital.



Item 4.  Purpose of Transaction.

     The Reporting Persons believe that the intrinsic value of the Company, and the amount a strategic or financial buyer would pay to acquire the Company, is significantly greater than the current market value of the Common Stock. The Reporting Persons believe that this gap in value has resulted from the implementation by the Company's Board of Directors (the "Board") of a flawed business plan that has been detrimental to shareholder value. The Reporting Persons accordingly believe that the following steps should be taken promptly in order to preserve and maximize shareholder value:

       1) The Reporting Persons believe that the Company's poor performance is the result of mistakes made by management and the Board's failure to grasp the strategic realities of the environment in which the Company operates. At this time, we believe that the Company's operating management is capable of effectively executing the Board's strategic vision should it be given adequate guidance and oversight. We do not, however, believe that the Board, as currently constituted, is providing the necessary strategic think-ing. Therefore, we believe that, unless significant changes are made promptly, changes in the Board are in the best interests of all shareholders.

       2) The Board should include individuals with strong ties to large shareholders, as well as industry, legal and/or financial markets expertise, which have a firm grasp of the realities of the markets in which the Company operates. Unless significant changes are made, the Board should be restructured to consist of Mr. Ranson, at least two individuals drawn from among the Company's largest shareholders, and other independent directors with relevant industry backgrounds.

       3) As part of the Company's announced exploration of strategic alternatives, the Board should develop an operating strategy that not only protects and enhances the hard asset value of the Company, but also will allow the Company to be cash flow positive under any foreseeable circumstances. The Board should immed-iately work with management to develop a business plan that, among other things, permits revenue growth only at a reasonable cost, fixes or exits money-losing operations, and leverages the Company's valuable brand name franchise and considerable intellectual property assets. This new business plan should be assessed against other available alternatives, including the possibilities of a sale or restructuring of the Company.

     Representatives of the Reporting Persons have had conversations with members of the Company's operating management and with members of the Board, as well as with certain significant shareholders of the Company. The Reporting Persons reserve the right to communicate further with the Company's operating management and with members of the Board, as well as with other shareholders and third parties, about these and other matters.

     The Reporting Persons continue to examine all of their options with respect to the possibility of taking actions that they believe will enhance shareholder value, including the option of actively seeking to replace members of the Board. Any such actions could relate to or result in one or more of the matters referred to above. The Reporting Persons also reserve the right to purchase or otherwise acquire additional Common Stock, or to sell or otherwise dispose of Common Stock owned by them, in each case in open market or privately negotiated transactions or otherwise.



Item 5.  Interest in Securities of the Issuer

(a) (i) Caxton International beneficially owns 3,325,430 shares of Common Stock, representing approximately 8.3% of the total shares of Common Stock issued and outstanding.

     (ii) GDK beneficially owns 221,111 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

     (iii) A.R.T. Advisors beneficially owns 221,111 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

     (iv) Mr. Sosnick beneficially owns 221,111 shares of Common
      Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

     (v) Caxton Associates beneficially owns 3,546,541 shares of Common Stock, representing approximately 8.9% of the total shares of Common Stock issued and outstanding.

     (vi) Mr. Kovner beneficially owns 3,546,541 shares of Common
      Stock, representing approximately 8.9% of the total shares of Common Stock issued and outstanding.

(b) (i) A.R.T. Advisors, as a result of the delegation of trading authority for GDK from Caxton Associates L.L.C. has voting and dispositive power with respect to the investments of GDK.

     (ii) Mr. Sosnick is the Manager and majority beneficial owner of A.R.T. Advisors. As a result of the foregoing, Mr. Sosnick may be deemed beneficially to own the securities of the Issuer owned by GDK.

      (iii) Caxton Associates is the trading advisor to Caxton International and GDK (the "Caxton Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts. As a result of the foregoing, Caxton Associates may be deemed beneficially to own the securities of the Issuer owned by Caxton International and GDK.

     (iv) Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the fore-going, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by Caxton International and GDK.

(c) (i) Caxton International acquired additional shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between August 13 and October 12, 2006. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased by Caxton International during the past 60 days.

     (ii) Besides Caxton International, no other reporting person or Listed Person as listed in Schedules C, D, or E has executed any transactions during the past 60 days.

(d) Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or the Listed Persons or between such persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or with-holding of proxies.

Item 7.  Material to Be Filed as Exhibits

     There is filed herewith as Exhibit 1 a written agreement relating to the filing or joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 10/13/2006			/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 10/13/2006	 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					GDK, Inc.

Date: 10/13/2006			/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 10/13/2006	 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					A.R.T. Advisors, LLC

Date: 10/13/2006			/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative

Date: 10/13/2006			/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative

					Caxton Associates, L.L.C.

Date: 10/13/2006	 		/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 10/13/2006			/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


Schedule A

Caxton International Limited

			No of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)

14-Aug-06		 25,000				2.7537
16-Aug-06		 25,000				2.6889
17-Aug-06		    200				2.6100
21-Aug-06		 25,000				2.6525
22-Aug-06		 25,000				2.6246
23-Aug-06		 50,000				2.5803
24-Aug-06		 28,900				2.5890
25-Aug-06		  9,900				2.6583
28-Aug-06		 13,200				2.6548
29-Aug-06		  9,200				2.6483
31-Aug-06		 25,000				2.6934
30-Aug-06		 25,000				2.6958
01-Sep-06		 25,000				2.6762
05-Sep-06		 60,000				2.6833
06-Sep-06		 45,000				2.6500
07-Sep-06		 50,000				2.6002
08-Sep-06		 25,000				2.6077
11-Sep-06		 35,000				2.5802
12-Sep-06		 25,000				2.5639
13-Sep-06		 25,000				2.5598
14-Sep-06		 25,000				2.5410
15-Sep-06		 25,000				2.5483
18-Sep-06		 25,000				2.5588
19-Sep-06		 25,000				2.5984
20-Sep-06		 28,040				2.6341
20-Sep-06		 21,960				2.6460
21-Sep-06		 50,000				2.6238
22-Sep-06		 49,000				2.6330
25-Sep-06		  7,600				2.6458
26-Sep-06		166,800				2.6397
27-Sep-06		 98,609				2.6667
28-Sep-06		 73,020				2.6858
29-Sep-06		  3,082				2.7405
02-Oct-06		 25,382				2.8240
03-Oct-06		 75,000				2.8048
05-Oct-06		 23,545				2.7509
09-Oct-06		 14,100				2.9489
10-Oct-06		 80,000				2.4782
10-Oct-06		101,800				2.5876
11-Oct-06		  3,400				2.4068


Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).


Exhibit 1

                         JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-1(k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: 10/13/2006

					Caxton International Limited

					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

				  	/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

 					GDK, Inc.

					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

					/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					A.R.T. Advisors, LLC

					/s/ Andrew Waldman
					Name: Andrew Waldman
					Title: Authorized Representative

					/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative

					Caxton Associates, L.L.C.

				 	/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

				  	/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
      					       as Attorney-in-Fact




Schedule B

Caxton International Limited

Board of Directors

Joseph Kelly
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management Limited
Citizenship:  British

Peter P. D'Angelo
c/o Caxton Associates, L.L.C.
500 Park Avenue
New York, NY  10022
Principal Occupation:  President, Caxton Associates, L.L.C.
Citizenship:  United States

Maxwell Quin
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British

William Anderson
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director, Trident Advisors, Inc.
		       Toronto, Ontario, Canada
Citizenship:  Canadian

Scott B. Bernstein
c/o Caxton Associates, L.L.C.
500 Park Avenue
New York, NY  10022
Principal Occupation:  General Counsel and Secretary, Caxton
		       Associates, L.L.C.
Citizenship:  United States


Executive Officers

William Anderson, President
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director, Trident Advisors, Inc.
                       Toronto, Ontario, Canada
Citizenship:  Canadian

Joseph Kelly, Vice President and Treasurer
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management Limited
Citizenship:  British

Maxwell Quin, Vice President and Secretary
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British



Schedule C

GDK, Inc.

Board of Directors

William Anderson
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director, Trident Advisors, Inc.
		       Toronto, Ontario, Canada
Citizenship:  Canadian

Peter P. D'Angelo
c/o Caxton Associates, L.L.C.
500 Park Avenue
New York, NY  10022
Principal Occupation:  President, Caxton Associates, L.L.C.
Citizenship:  United States

Maxwell Quin
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British


Executive Officers

William Anderson, President
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director, Trident Advisors, Inc.
                       Toronto, Ontario, Canada
Citizenship:  Canadian

Joseph Kelly, Vice President and Treasurer
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management Limited
Citizenship:  British

Maxwell Quin, Vice President and Secretary
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British

Peter P. D'Angelo, Vice President
c/o Caxton Associates, L.L.C.
500 Park Avenue
New York, NY  10022
Principal Occupation:  President, Caxton Associates, L.L.C.
Citizenship:  United States

Aaron Sosnick, Senior Vice President
c/o A.R.T. Advisors, LLc
500 Park Avenue
New York, NY  10022
Principal Occupation:  Manager, A.R.T. Advisors, LLC
Citizenship:  United States



Schedule D

A.R.T. Advisors, LLC

Manager

Aaron Sosnick, Senior Vice President
c/o A.R.T. Advisors, LLc
500 Park Avenue
New York, NY  10022
Principal Occupation:  Manager, A.R.T. Advisors, LLC
Citizenship:  United States



Schedule E

Caxton Associates, L.L.C.

Executive Officers - Caxton Associates, L.L.C.

Bruce Kovner, Chairman
500 Park Avenue
New York, NY  10022
Principal Occupation:  Chairman, Caxton Associates, L.L.C.
Citizenship:  United States

Peter P. D'Angelo, President
500 Park Avenue
New York, NY 10022
Principal Occupation:  President, Caxton Associates, L.L.C.
Citizenship:  United States

John G. Forbes, Jr., Chief Financial Officer
500 Park Avenue
New York, NY  10022
Principal Occupation:  Chief Financial Officer, Caxton
                       Associates, L.L.C.
Citizenship:  United States

Scott B. Bernstein, General Counsel and Secretary
500 Park Avenue
New York, NY  10022
Principal Occupation:  General Counsel and Secretary, Caxton
                       Associates, L.L.C.
Citizenship:  United States